Exhibit 99.2

EUPRAXIA PHARMACEUTICALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three months ended March 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2024

This management’s discussion and analysis (“MD&A”) has been prepared as of May 8, 2024 and should be read in conjunction with the unaudited consolidated financial statements of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) as at and for the three months ended March 31, 2024 and the related notes thereto and in conjunction with the audited consolidated financial statements of the Company and related notes thereto for the years ended December 31, 2023 and 2022 which are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (which the Company transitioned to in 2023). In addition, comparative figures, which were previously prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”) have been adjusted as required to be compliant with the Company’s accounting policies under US GAAP. All dollar amounts are expressed in U.S. dollars unless otherwise noted. In this MD&A, unless the context requires otherwise, references to “we” or “our” are references to Eupraxia. Additional information relating to the Company is available in our annual information form (“AIF”), filed on SEDAR+ and EDGAR on April 1, 2024.

All regulatory filings to-date and communication from the Company have been made referencing EP-104IAR. In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular (“IAR”) injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction with topics that are related to both EP-104IAR and EP-104GI.

Change in Reporting Currency to the US Dollar

Effective December 31, 2023, the Company changed its reporting currency to the US dollar (“USD”) from the Canadian dollar (“CDN”). As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Canadian dollar continues to be the functional currency of the Company.

The financial information for all prior periods is presented in U.S. dollars as if the U.S. dollar had been used as the reporting currency during those periods.

Forward-Looking Statements

Certain statements and information in this MD&A contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;

•	the Company’s intent to use capital resources previously identified for EP-104IAR to continue the development of EP-104GI;

•	the Company’s intention to evaluate funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities;

•	the Company’s ability to obtain sufficient funding for our operations, including funding for research, development and commercial activities;

•	the Company’s projected operating expenses and capital expenditures;

•	the Company’s ability to achieve profitability;

•	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;

•	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;

•	the entry into commercial partnerships and commercialization of our technology;

•	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);

•	the Company’s ability to enter into co-development and/or collaborative partnerships;

•	the Company’s clinical development programs and activities and the estimated timing thereof;

•	the timing, status and results of clinical trials, including with respect to patient recruitment and data readout;

•	the success of regulatory submissions;

•	the obtaining of potential regulatory approval;

•	the hiring of additional research and development team members;

•	the potential for the Company’s technology to impact the drug delivery process;

•	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;

•	the ability of patents and notices of allowance to provide protection over intellectual property in applicable jurisdictions;

•	the Company’s ability to protect, expand upon and exploit its existing intellectual property;

•	the entry into sponsored research agreements and the benefits therefrom;

•	the competitive advantages of the Company and its technology;

•	the Company’s product candidates and results gathered from studies thereof;

•	the development of products from the Company’s competitors;

•	the application of regulations and standards to the Company’s future products and services or research and development activities;

•	the Company’s retention of funds or payment of dividends;

•	the translation of the Company’s technologies and expansion of its offerings into clinical applications;

•	the benefits to patients from Eupraxia’s platforms;

•	the value of the strategic relationship to Eupraxia’s clients and investors;

•	the Company’s engagement with legal and regulatory authorities in various jurisdictions;

•	the Company’s anticipated use of proceeds from the Offering (as defined herein) and its existing cash and cash equivalents and the related estimated cash runway;

•	the sufficiency of the Company’s existing cash and cash equivalents to fund its future operating expenses and capital expenditure requirements;

•	the Company’s ability to successfully refinance the Debt Agreement (as defined herein) with Silicon Valley Bank (“SVB”) and SVB Innovation Credit Fund VIII, L.P.;

•	the demand and commercial viability of the Company’s technology; and

•	the demand and market acceptance for products developed by the Company.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

•

we have a limited operating history and have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and predict our future success and viability;

•

we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

•

we are substantially dependent on the success of our lead product candidates EP-104GI, which is currently being studied in an open label Phase 1b/2a clinical study, and EP-104IAR, for which we are evaluating funding alternatives for the continued development, including potential partnership opportunities. If we are unable to complete development of, obtain approval for and commercialize EP-104GI or EP-104IAR, alone or through a potential partnership, in a timely manner, our business will be harmed;

•

if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

•

adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations;

•

clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates. Furthermore, the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the U.S. Food and Drug Administration (the “FDA”) or comparable non-U.S. regulatory authorities or provide the basis for regulatory approval;

•	our lead product candidates may not be successful for their intended use;

•

our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

•

the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”) or other comparable foreign regulatory authorities or otherwise produce positive results;

•	we completely rely on third parties to provide supplies and inputs required for our products;

•

we rely on CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

•

the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

•

our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed;

•

the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of our Common Shares;

•

interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

•

any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

•

our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences;

•

where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or orphan drug designation. Even if we receive Fast Track designation or other designation, we can provide no assurance that we will be able to obtain FDA approval sooner or if at all;

•

if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

•	we have a novel technology with uncertain market acceptance;

•	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

•	the FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;

•

obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

•	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;

•	even if our product candidates receive regulatory approval, we will be subject to significant post marketing regulatory requirements and oversight;

•	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;

•	the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses;

•

disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

•	we rely on key personnel;

•	we may not be able to successfully execute our business strategy;

•	we are in a highly competitive industry which is continuously evolving with technological changes;

•	our future success will depend on our ability to continually enhance and develop our product candidates;

•

we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

•	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;

•

if we are unable to differentiate EP-104 from existing therapies or if the FDA or other applicable regulatory authorities approve additional, and potentially less costly, therapies that compete with EP-104, our ability to successfully commercialize EP-104GI or EP-104IAR would be adversely affected;

•	a variety of risks associated with potential international business relationships could materially adversely affect our business;

•	collaboration arrangements we may enter into in the future may not be successful;

•	provisions of our existing and any future debt instruments may restrict our ability to pursue our business strategies;

•	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

•	we have traditionally relied on key collaborations and grants;

•

we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

•

our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

•	we may fail to manage our growth successfully, which may adversely impact our operating results;

•	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

•

if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104, if approved, for any indication, and any other future products;

•

our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

•	we may be subject to securities litigation, which is expensive and could divert management attention;

•	our directors and executive officers may be affiliated with other biotech companies and may have conflicts of interest;

•	our business may be affected by macroeconomic conditions;

•	our business may be affected by global geopolitical risks;

•	we may be responsible for corruption and anti-bribery law violations;

•	we are subject to foreign exchange risks;

•	we are subject to taxation risks and changing rules by different tax authorities;

•	we are subject to a number of risks and hazards and may not be sufficiently insured for all of them;

•	we will devote significant resources to regulatory compliance as a public entity;

•	changes in accounting standards from IFRS to U.S. GAAP can be difficult to predict and could adversely impact how we record and report our financial condition and results of operations;

•

in the past, we have had to restate our previously issued consolidated financial statements and as part of that process identified a material weakness in our disclosure controls and procedures and internal control over financial reporting as of December 31, 2022. If we are unable to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations;

•	our success depends on our ability to protect our intellectual property and our proprietary technologies;

•

if the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected;

•	intellectual property rights do not necessarily address all potential threats to our competitive advantage;

•	our patent rights may prove to be an inadequate barrier to competition;

•

our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts;

•	we may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses;

•

we may be involved in lawsuits to protect or enforce our patents or our future licensors’ patents, which could be expensive, time consuming, and unsuccessful. Further, our issued patents or our current or future licensors’ patents could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad;

•	intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our Common Shares to decline;

•

derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party;

•

we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products and product candidates;

•	changes in U.S. patent law, or laws in other countries, or their interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;

•	we may be subject to claims challenging the inventorship or ownership of our patents, the patents we license, and other intellectual property;

•	patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time;

•	we may not be able to protect or enforce our intellectual property rights throughout the world;

•

obtaining and maintaining our patent protection depends on compliance with various procedural, documentary submission, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements;

•	if our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected;

•	if we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, harming our business and competitive position;

•	we may be subject to claims that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets;

•

we may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees, independent contractors, or consultants have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers;

•	we may be subject to claims challenging the inventorship of our patents and other intellectual property;

•	our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of any future licenses granted to us by others;

•

if we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our future licensors, we could lose license rights that are important to our business;

•	the patent protection and patent prosecution for some of our product candidates may be dependent on third parties;

•

coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably;

•

our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

•

our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

•	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;

•	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;

•	the market price of the Common Shares may be volatile;

•	investors may lose their entire investment;

•	we have no history of dividends;

•	our existing executive officers and directors own a significant percentage of Common Shares and may have a significant impact over matters submitted to our shareholders for approval;

•	future sales of Common Shares by our existing shareholders could cause our share price to decline;

•	we will need to raise additional financing in the future which may dilute our share capital;

•

if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline;

•

any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Common Shares, which could depress the price of our Common Shares;

•	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;

•	raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•

we have warrants, convertible debt, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

•	our Common Shares may have limited liquidity;

•	we cannot assure you that an active market will develop for our Common Shares on the Nasdaq Capital Market;

•	United States investors may not be able to obtain enforcement of civil liabilities against us;

•	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;

•	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;

•	U.S. holders of our Common Shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company; and

•	if a U.S. holder is treated as owning at least 10% of our Common Shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; (v) sufficient working capital and the Company’s ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our products, if approved; (vii) general business and economic conditions; (viii) the Company’s ability to achieve profitability; (ix) the Company’s ability to successfully commercialize its current product candidates, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) the Company’s ability to protect patents and proprietary rights; and (xiv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the headings “Credit risk”, “Liquidity risk”, “Market risk”, “Other price risk”, “Interest rate risk” and “Currency risk” and under the heading “Risk Factors” in the short form base shelf prospectus dated February 5, 2024 (the “Shelf Prospectus”) and the AIF. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Overview of the Company

We are a clinical-stage biotechnology company seeking to leverage our proprietary Diffusphere™ technology to optimize drug delivery for applications with significant unmet medical need. Each of our product candidates are designed to improve patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment while minimizing tolerability complications in target and non-target tissues. Our strategy is to develop a portfolio of product candidates based on this delivery technology.

We currently have two distinct clinical development programs, one targeting eosinophilic esophagitis (“EoE”) and the second targeting chronic osteoarthritis (“OA”) pain in the knee. Currently, both programs are broadly based upon the same drug candidate (EP-104). The injectable drug is dispensed together with a “vehicle” diluent specifically designed for the target delivery modality and co-administered with the active pharmaceutical ingredient (“API”). For our ongoing clinical studies, we are using the same underlying API and extended-release formulation. In the future, we anticipate that therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods and will be distinct product candidates. The product candidate that is being developed specifically for submucosal injections in the GI tract with an initial indication of EoE is referred to as EP-104GI, and the product candidate that is being developed for intra-articular (“IA”) injections with an initial indication of knee OA is referred to as EP-104IAR. EP-104 is intended to refer to the extended-release Fluticasone Propionate encapsulated in the Diffusphere technology, which is used in the formulation of both EP-104GI and EP-104IAR.

We have successfully completed a Phase 2b trial with EP-104IAR in knee OA, and in January 2024 held a meeting with the FDA to determine the preclinical and clinical requirements for an NDA submission and approval in the United States. We believe that the future success of the product will be dependent on late phase development and commercialization expertise and will require significant resources. We are currently evaluating funding alternatives for the continued development of EP-104IAR, including potential partnership opportunities and intend to modulate investment levels pending the outcomes. We intend to undertake certain preclinical and manufacturing activities as well as Phase 3 planning and preparation related to EP-104IAR to ensure continuity of the project, but we intend to wait until we have funding needs further sorted before committing to additional significant spend for this program.

We are currently conducting a Phase 1b/2a clinical trial with EP-104GI. We intend to continue development of EP-104GI through the ongoing clinical trial and any subsequent trials required by the FDA to obtain commercial approval. We intend to evaluate the possibility of identifying a corporate partner to help with the development of EP-104GI.

EP-104 (Long-Acting Fluticasone Propionate Injectable Suspension)

The primary active ingredient of the EP-104 product candidates consists of a solid core of fluticasone propionate (“FP”) coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal, and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, European Medicines Agency, and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues. We believe these characteristics make EP-104 a promising candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through the diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particles themselves, dissolving some of the solid drug core and creating a saturated drug solution inside the microsphere with relatively low drug concentrations in the outside microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space then delivers the drug candidate to the intended area at a prolonged and steady release rate with close to constant drug levels. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local side effects often accompanying drugs having conventional release profiles.

Another key feature differentiating EP-104 from other extended-release IA corticosteroid formulations is that more than 90% by weight of EP-104 is the active FP component in the investigational drug product, compared to less than 20% in other polymer-based extended-release products using degradation.

FP, although approved by the FDA, Health Canada, EMA and other regulatory agencies, is not currently approved for use in any formulation for the treatment of symptoms in either EoE or OA. To our knowledge, EP-104GI and EP-104IAR are the only extended-release formulations of FP in development for these conditions. We believe that the EP-104 drug delivery technology platform has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. The drug delivery technology platform also has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The potential for an improved treatment of EoE and OA with our proprietary formulations of EP-104 is further supported by a continually expanding library of data supporting the value of extended-release steroids.

EP-104GI for Eosinophilic Esophagitis (EoE)

EP-104 is being developed for the treatment of EoE, a rare immune-mediated disease recognized by the U.S. National Organization for Rare Disorders. Adaptations to the original formulation of EP-104 will result in the creation of EP-104GI for this specific indication, including modifications to the carrier vehicle and dose.

EoE is characterized by inflammation and the accumulation of large numbers of eosinophils (a type of white blood cells) within the epithelial lining of the esophagus. In adults, EoE leads to dysphagia and food impaction. In children, it often presents with irritability, nausea and vomiting. Patients with EoE frequently develop esophageal strictures, a narrowing or tightening of the esophagus, accompanied by proliferations of fibrotic tissue.

Clinical Development of EP-104GI for EoE

Manufacturing

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch. We expect to use the same coated and cured FP particles from our EP-104IAR program for EP-104GI. However, we anticipate refinements to both the dose and vehicle to optimize patient outcomes in EoE.

Clinical Studies

We commenced dosing patients in the second quarter of 2023 for an open label Phase 1b/2a clinical study (RESOLVE) using EP-104GI in EoE. The RESOLVE study will be conducted in up to 50 adult patients with a confirmed diagnosis and active EoE symptoms. Primary outcomes for safety, PK and efficacy will be collected at various points over a 12-week total period, with a subsequent follow up at six, nine and twelve months. Initial low-dose cohorts presented early signals of efficacy, and we anticipate ongoing safety, efficacy and PK readouts from subsequent dose-escalation cohorts throughout 2024. The RESOLVE protocol is active at sites in Canada, the Netherlands and Australia. Additional sites and jurisdictions will be added as necessary to complete target recruitment.

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. To seek marketing approval for EP-104GI, we expect to carry out at least one Phase 3 study assessing both efficacy (reduced eosinophils and improved symptoms) and safety of EP-104GI in this indication.

EP-104IAR for Osteoarthritis

OA is a chronic progressive disease characterized by deterioration of joint cartilage and inflammation, which results in pain and stiffness, usually in the morning or after a period of inactivity; and loss of joint function which limits daily activities. In normal joints, cartilage acts as a cushion between bones and provides a smooth gliding surface for movement. In OA, the inflammatory processes integral to disease progression damages the cartilage, and over time cartilage wears away, causing bone to rub directly against bone resulting in joint damage, severe pain and disability.

Globally, OA is a leading cause of disability in older adults. Estimates of prevalence and incidence vary according to the definition of OA used (i.e., radiographic (X-Ray) versus symptomatic) and the joints assessed. The global prevalence of knee OA is estimated at approximately 23% in adults over the age of 40. According to a report by the Centers for Disease Control and Prevention, OA is estimated to affect more than 32.5 million adults in the United States alone. A 2018 report estimated there were 14 million people with symptomatic knee OA. OA is also often associated with depression and loss of sleep which can greatly affect quality of life.

Current evidence-based OA treatment guidelines aim to manage signs and symptoms, with the goal of slowing progression if possible. Recommended pharmacological interventions include topical and oral non-steroidal anti-inflammatory drugs, and IA corticosteroids. IA corticosteroid injections have been used for decades to manage pain and stiffness associated with inflammation in knee OA and have been approved by regulatory authorities as safe and effective. However, IA corticosteroid injections often result in suboptimal patient outcomes because of their short duration of activity and systemic side effects such as flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. Evidence is also emerging regarding the risk of adverse joint findings and/or OA progression following frequent/repeated immediate release IA corticosteroid injections.

Clinical Development of EP-104IAR

Manufacturing

EP-104 consists of a vial of EP-104 powder and the Vehicle. Before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient’s knee. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch.

Non-clinical Studies

We have completed multiple non-clinical investigations with EP-104, including a large IND-enabling non-clinical study in dogs. Non-clinical data have indicated that after a single high-dose IA injection of EP-104 to the knees of dogs, FP was released locally for greater than ten months with moderate exposure in the plasma. There was no evidence of cartilage damage in dogs over the ten-month follow-up period at any administered doses. In this study, a low dose of EP-104 released FP locally for longer than eight months with minimal systemic exposure. This dose was used to justify the dose selection in our Phase 2 clinical trial. Both U.S. and European competent authorities have reviewed our non-clinical safety data and deemed this information suitable to support clinical research studies.

Several non-clinical studies are underway to support the Phase 3 and registration program. These activities include safety and biocompatibility evaluations of EP-104 excipients as well as non-clinical studies to provide information needed to support the continued clinical investigation of EP-104 product candidates in humans.

Clinical Studies

EP-104IAR has been evaluated in two clinical studies in OA patients. The first clinical study was a Phase 1, double-blind, placebo-controlled clinical study (protocol EP-104-101) to assess safety, PK and preliminary efficacy in 32 knee OA patients at three sites in Canada. The single 15 mg dose was generally well tolerated and showed predictable PK. The study was not powered to detect efficacy; however, patient-reported outcome measures were collected and analyzed to evaluate pain and symptom relief. Despite the limitations of this study (small size, low dose, significant underdosing in nine subjects, and high placebo response), we believe it provides promising tolerability and PK data and preliminary clinical activity data that support future development of EP-104IAR. Results of the study have been published in Osteoarthritis and Cartilage Open.

The second clinical study was SPRINGBOARD – a Phase 2, double-blind, placebo-controlled clinical study (protocol EP-104IAR-201) that assessed the efficacy, safety and PK of a single 25 mg dose of EP-104IAR in 318 patients with moderate knee OA. The trial was conducted at 12 sites in Denmark, Poland and Czech Republic, with the last patient visit announced on May 25, 2023. Top-line data readout was announced on June 26, 2023.

EP-104IAR-201 met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in Western Ontario and McMaster Universities Osteoarthritis (“WOMAC”) Pain at 12 weeks in the Intent to Treat population.

EP-104IAR-201 also showed statistically significant improvement over placebo at 12 weeks in three of four secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (“AUC”) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACT-OARSI strict responders to 15 weeks and AUC for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response. The secondary endpoint of the difference in change from baseline in the WOMAC Pain subscale at 24 weeks was not met, delivering statistical significance to 14 weeks.

We also performed pre-specified analyses in the moderate sub-population which comprised 68% of the study population (n=214). Statistically significant efficacy was seen for WOMAC Pain (17 weeks) and OMERACT-OARSI strict responders (22 weeks). Additionally, 40% of moderate patients achieved near complete pain relief (WOMAC Pain score of ≤2) which was statistically significant for 22 weeks.

EP-104IAR was well tolerated, with adverse events similar to placebo, and no withdrawals due to drug side effects. Changes in cortisol were minimal and transient and there were no differences in blood glucose levels between treatment groups, including diabetics. We believe these safety data and the observed pharmacokinetic profile support our goal of developing a product that can be used for repeat and bilateral dosing, and in certain at-risk populations.

In parallel to the main study, Magnetic Resonance Imaging (“MRI”), with macrocyclic gadolinium-based contrast agent, was obtained from participating patients who received EP-104IAR (n=6) or placebo (n=6). Scans were performed at baseline and weeks 12, 24 and 52 (or on early exit). The data obtained in the MRI sub-study demonstrated the following results:

•

Treatment with EP-104IAR resulted in a decrease in inflammation at weeks 12 and 24 when compared to placebo. The two groups were similar at one year as the clinical effect of the single EP-104IAR injection had waned by one year.

•	A correlation between reduction in inflammation and a reduction in WOMAC Pain scores was observed.

•

A trend of equivalent or improved T2 relaxation times was observed in the EP-104IAR treated group compared to the placebo group at 12 weeks and that trend held steady, or improved, at 24 weeks and 52 weeks. These data suggest a trend of potential improvement in cartilage quality and morphology in the treated group.

Regulatory

We participated in a pre-IND meeting with the FDA regarding the OA program before submission and subsequent clearance of an IND, allowing evaluation of the product candidate under the SPRINGBOARD Phase 2 OA protocol.

In June 2023, EP-104IAR received Fast Track designation from the FDA. The Fast Track process is designed to facilitate and potentially expedite the development review of drugs to treat serious conditions and fill an unmet medical need. The designation recognizes both the seriousness of knee OA pain and the potential for EP-104IAR to fill the need for extended-release pain relief for this indication.

We believe our planned development pathway for EP-104IAR is supported by several key factors:

•	following our recent End-of-Phase 2 meeting with the FDA in January 2024, we believe we have alignment on the required endpoints for our Phase 3 clinical trials in order to support an NDA submission;

•	an open Investigational New Drug (IND) application with the FDA;

•	an abbreviated New Drug Application (NDA) regulatory pathway under the FDCA, Section 505(b)(2);

•	FDA Fast Track designation, recognizing the potential of EP-104IAR to meet an unmet medical need in a serious condition such as OA pain;

•	a corticosteroid (FP) with a well-established record of clinical use that supports anti-inflammatory effects, and a well-characterized systemic tolerability profile;

•	no evidence of cartilage damage at the therapeutic concentrations intended for humans in the IND-enabling preclinical study; and

•	preliminary evidence of rapid and extended pain reduction versus placebo in both Phase 1 and Phase 2 clinical trials.

End-of-Phase-2 Meeting with FDA for EP-104IAR

In January 2024, we engaged with the FDA in an End-of-Phase-2 meeting to discuss results from the SPRINGBOARD study and to discuss planned clinical and non-clinical activities to support a New Drug Application (“NDA”) for EP-104IAR. Based on these interactions, we believe that the following clinical trials will support a future NDA submission for EP-104IAR for both single and repeat dose administration:

•

PROMENADE 1 – A Phase 3 trial in approximately 740 knee OA patients to confirm the safety and efficacy of a single dose of EP-104IAR for six months post-dose. We anticipate that a subset of patients will be followed for one year.

•

PROMENADE 2 – A Phase 3 trial to evaluate the safety and durability of response after a second dose of EP-104IAR. We anticipate that the trial will be run in parallel to or in conjunction with PROMENADE 1 and patients will be followed for a maximum of nine months after the second injection.

•	A Phase 1 study carried out in approximately 30 patients comparing the pharmacokinetics of EP-104IAR and Flovent® HFA (required to satisfy pharmacokinetic requirements for a 505(b)(2) application).

In addition to the anticipated clinical trials described above, we anticipate that we or a potential partner would need to conduct additional non-clinical work to support repeat dosing of EP-104IAR and the characterization of PVA in-line with the FDA’s feedback.

We anticipate that we or a potential partner would submit the NDA for EP-104IAR under Section 505(b)(2) of the FDCA to obtain FDA approval, which is required before marketing a new drug in the United States. A 505(b)(2) NDA would rely in part on non-clinical studies and clinical trials conducted by us or a potential partner, and in part on the FDA’s prior findings of safety and efficacy for the active ingredient for which we do not have a right of reference or which have been established in the scientific literature in the public domain. We intend to, either alone or with a partner, pursue marketing approval and commercialization of EP-104 in the United States and additional ex-U.S. geographies along with the potential partner.

Lifecycle Opportunities for EP-104 Products

Corticosteroids are broadly used for various indications that may benefit from a targeted delivery and extended-release profile with minimal side effects. Natural lifecycle extensions for EP-104 products could include other joints affected by OA, other inflammatory arthropathies, or other inflammatory conditions.

Eupraxia Business Strategy

Our focus over the 24 months following the date of this MD&A will be the execution of the EP-104 development programs, including:

EP-104GI Program:

•	Continued dose escalation and completed enrollment of the Phase 1b/2a RESOLVE clinical study to evaluate the safety and effectiveness of EP-104GI in EoE;

•	Engage with the FDA in a Pre-IND meeting to discuss clinical and non-clinical topics related to the development program;

•	Optimize and manufacture material to support EP-104GI clinical trials, including the development of a new vehicle better suited to the location and mode of injection;

•	Following feedback from the FDA, potentially initiate Phase 1b/2a clinical study to evaluate the safety and effectiveness in EP-104GI preventing the recurrence of benign strictures; and

•	Initiate a Phase 2 / 3 trial to demonstrate the effectiveness and safety of EP-104GI in EoE.

EP-104IAR Program:

•	Complete non-clinical studies to support NDA filing that would enhance the EP-104IAR label and evaluate the safety and biocompatibility of all excipients;

•	Engage with the FDA to achieve agreement on the commercial manufacturing program;

•	Progress the EP-104IAR clinical program as appropriate and in conjunction with additional funding opportunities, including a potential collaboration partner.

EP-104 Platform:

•	Continue to strengthen the IP portfolio around the EP-104 technology;

•	Continue to evaluate portfolio options for EP-104 and the Diffusphere technology platform; and

•	Continued to develop the manufacturing process to support all programs.

Where appropriate, we may use strategic collaborations or partnerships to accelerate development and maximize the commercial potential of our development programs. In parallel, we intend to seek out licencing, co-development or marketing partners for its technology, with the potential to expand and exploit its application fully. It is our intention to put in place conditions and resources, including the potential use of licensing partnerships, that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Pipeline programs are another area of potential growth in the next 24 months. Our technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. The technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology). We have previously investigated indications involving post-surgical pain (EP-105) and post-surgical site infections (EP-201). While both programs demonstrated preclinical evidence of supporting our technology, these programs are currently paused so we can remain focused on the other programs described previously in this MD&A.

We currently have several pipeline candidates in development with a goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth. We expect this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. Information generated from these inquiries will determine whether we should proceed with further development.

Significant Company Events

On January 30, 2024 the Company announced positive data from a MRI exploratory sub-study in its Phase 2 SPRINGBOARD trial evaluating the safety and efficacy of EP-104IAR for the treatment of osteoarthritis of the knee.

On February 1, 2024 the Company announced summary results from the End-of-Phase 2 meeting with the FDA and the initiation of the Phase 3 Development program for EP-104IAR.

On February 5, 2024 the Company announced updated positive clinical trial data in its EP-104GI RESOLVE trial for the treatment of Eosinophilic Esophagitis.

On February 5, 2024, the Company filed and obtained a receipt for a final short form base shelf prospectus (the “Shelf Prospectus”). The Shelf Prospectus replaced the Company’s 2023 Shelf Prospectus filed in June 2023. The Shelf Prospectus will allow the Company and certain of its securityholders to qualify the distribution of up to US$200 million of Common Shares, preferred shares, debt securities, warrants, subscription receipts, and units, or any combination thereof during the 25-month period that the Shelf Prospectus is effective, in amounts, at prices and on terms based on market conditions at the time of any offering, and set forth in an accompanying shelf prospectus supplement.

On March 15, 2024, the Company announced the closing of an overnight marketed offering of Common Shares. The Company issued 8,260,435 Common Shares at a price of CDN$4.10 per Common Share for gross proceeds of CDN$33,867,784, which included the issuance of 943,435 Common Shares upon exercise of the over-allotment option.

On April 3, 2024, the Company announced that it had received approval from Nasdaq Capital Market (“Nasdaq”) to list its common shares on the stock exchange. On April 5, 2024, the Company subsequently announced that its common shares had begun trading on the Nasdaq under the ticker “EPRX.” Common shares continue to be traded on the Toronto Stock Exchange under the ticker symbol “EPRX.”

On April 16-17, 2024, Eupraxia’s CEO, Dr. James Helliwell presented at the 2024 Bloom Burton & Co. Healthcare Investor Conference in Toronto, ON.

On May 2, 2024, the Company announced the formation of a Clinical Advisory Board for its gastrointestinal program. The Clinical Advisory Board is comprised of Dr. Evan Dellon (Chairman), Dr. Stephen Attwood, Dr. Albert Bredenoord, Dr. Donna Griebel, Dr. Ikuo Hirano and Dr. Roos Pouw. The Clinical Advisory Board will work closely with Eupraxia as it continues its development of EP-104GI for EoE.

Selected Financial Information

The financial information reported herein for the period ended March 31, 2024 has been derived from the interim consolidated financial statements for the period ended March 31, 2024 prepared in accordance with U.S. GAAP. The Company’s reporting currency is the U.S. dollar. The Company has retained the Canadian dollar as its functional currency.

Selected Consolidated Balance Sheet Data

	March 31, 2024 $	December 31, 2023 $
Cash	35,907,527	19,341,756
Total assets	36,636,123	20,266,229
Equity attributable to owners of the Company	19,544,496	2,216,207
Non-controlling interest	(1,437,776)	(1,323,881)
Total shareholders’ equity	18,106,720	892,326

Cash increased by $16,565,771 to $35,907,527 as at March 31, 2024. This increase was attributable primarily to the net funds of $22,853,391 received related to the overnight marketed public offering and redemption of warrants of $337,184 offset by the net loss of $6,126,931.

Total assets increased by $16,369,894 to $36,666,125 as at March 31, 2024. This increase was primarily due to the increase in cash referenced above.

The Company did not pay any dividends or make any distributions to shareholders in any of the above periods.

Selected Consolidated Statements of Operations and Comprehensive Loss Data

	3 months ended March 31, 2024 $	3 months ended March 31, 2023 $
Revenue	—	—
Net loss for the period – Owners of the Company	(6,043,038)	(3,895,392)
Net loss for the period – Non-controlling interest	(113,895)	(60,696)
Net loss for the period	(6,156,933)	(3,956,088)
Comprehensive loss for the period	(6,189,325)	(3,961,609)
Loss per share, basic and diluted - Owners of the Company	(0.21)	(0.18)

The net loss for the three months ended March 31, 2024 increased by $2,200,845 when compared to the three months ended March 31, 2023, primarily due to an increase in general and administrative costs of $1,256,187, research and development costs of $1,900,830 and tax expenses of $5,000 offset by a decrease to other expenses of $961,172.

While several of the Company’s vendors have inflationary clauses in their contracts, the impact of inflation is considered immaterial.

Comparison of the Three Months Ended March 31, 2024, and 2023

Results of Operations

	3 months ended March 31, 2024 $	3 months ended March 31, 2023 $	Change $	Change %
General and administrative expenses	2,518,023	1,261,836	1,256,187	99.55
Research and development expenses	4,175,453	2,274,623	1,900,830	83.57
Other income (expenses)	541,543	(419,629)	961,172	229.05

Net loss before tax expense	(6,151,933)	(3,956,088)	(2,195,845)	55.51
Tax expense	(5,000)	—	(5,000)	N/A

Net loss	(6,156,933)	(3,956,088)	(2,170,843)	55.63
Foreign currency translation	(32,392)	(5,521)	(26,871)	(486.71)

Comprehensive loss	(6,189,325)	(3,961,609)	(2,197,714)	56.23

General and Administrative

General and administrative expenses consist of office and administrative costs, travel, professional fees, public company costs and salaries and benefits.

Comparing the three months ended March 31, 2024, to the same period in 2023, general and administrative activities increased by $1,256,187. This increase is due to the following items:

•

An increase of $812,967 related to professional fees. This increase is a result of increased business development consulting fees, legal fees associated with financing, and audit fees resulting from our change of auditor.

•	An increase of $4,542 related to salaries, bonuses, and benefits as a result of increased headcount and salary increases offset by lower stock-based compensation expenses.

•

An increase of $351,465 related to public company costs associated with investor relation and compliance activities in addition to costs the Company incurred in becoming listed on Nasdaq in early April.

•	An increase of $36,024 related to travel expenses associated with increased business development and financing activities.

•	An increase in office costs of $51,189 due to increased headcount, consulting fees, and insurance premiums.

Research and Development

Comparing the three months ended March 31, 2024, to the same period in 2023, research and development activities increased by $1,900,830. This increase is primarily due to the following items:

•

An increase of $1,623,537 in costs related to direct research programs. Manufacturing and analytical, and clinical costs increased as we commenced preparations for Phase 3 activities. Preclinical expenses saw a reduction as we approached the conclusion of our Phase 2b clinical trial of EP-104IAR.

•	A decrease of $74,188 related to pipeline development and other research and development costs due to no pipeline related activities in 2024.

•	An increase of $306,386 related to salaries and benefits due to increased head count and salary increases offset by lower stock-based compensation expenses.

•	A decrease of $45,095 related to government grants and tax incentives due to the end of the IRAP grant in 2023.

Other Income/(Expenses)

Comparing the three months ended March 31, 2024, to the same period in 2023, other expenses decreased by $961,172. This decrease is due to the following items:

•	An increase of $73,336 related to interest income as a result of an increase in the Canadian prime rate for the purposes of interest on cash.

•	An increase of $29,663 related to interest expense as a result of an increase in the Canadian prime rate for the purposes of interest on the convertible debt.

•

An increase of $166,761 related to foreign exchange loss. The foreign exchange loss is a result of fluctuations in the U.S. and Australian exchange rate versus the Canadian dollar on our U.S. and Australian denominated assets and liabilities during the current period.

•	A decrease of $1,084,122 related to negative changes in fair value of financial instruments on the SVB convertible debt facility.

•	Decrease in loss on sale of equipment of $138 due to no items being sold.

Summary of Quarterly Results

The information in the tables below has been derived from the Company’s consolidated financial statements. Effective December 31, 2023, the Company transitioned to U.S. GAAP and changed its reporting currency to USD from CDN. As such, all prior amounts originally reported in CDN are now reported in USD. The change in reporting currency was made to enhance comparability of the Company’s results with other publicly traded companies in the life sciences industry. The Company has retained the Canadian dollar as its functional currency. In addition, all quarters have been retrospectively restated for the adoption of U.S. GAAP in the current period.

The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Mar 31, 2024 $	Dec 31, 2023 (Restated) $	Sep 30, 2023 (Restated) $	Jun 30, 2023 (Restated) $	Mar 31, 2023 (Restated) $	Dec 31, 2022 (Restated) $	Sep 30, 2022 (Restated) $	Jun 30, 2022 (Restated) $
Total Revenue	—	—	—	—	—	—	—	—

Total net loss	(6,156,933)	(10,607,396)	(4,896,080)	(9,506,442)	(3,956,088)	(7,771,019)	(4,115,343)	(4,206,221)

Loss per share, basic and diluted (Owners of the Company)	(0.21)	(0.38)	(0.18)	(0.43)	(0.18)	(0.36)	(0.19)	(0.21)

The Company has incurred net losses in each of its preceding eight quarters as a result of continued activities associated with the Phase 2 clinical trial for EP-104IAR and the Phase 1b/2a clinical trial of EP-104GI. This trend is expected to continue into the future as we make further investments in our EP-104 programs. Research and development expenses are expected to remain high as we undertake clinical trials and incur significant costs for CROs and consultants, and further investment in additional drug candidates in support of broader pipeline development. General and administrative expenses are likely to remain high in the future as a result of ongoing costs associated with public company compliance.

Use of Proceeds

The following tables show the estimated use of net proceeds from its most recent financing, compared with the actual use of net proceeds:

March 2024 Financing

	Estimated Amount to be Expended CDN$	Estimated Amount to be Expended(1) US$	Actual Amount Expended US$
Research and development activities for EP-104GI and EP-104IAR	12,100,000	8,941,107	—
General and administrative expenses	7,700,000	5,689,795	—
Amended and restated license agreement payment	6,700,000	5,000,000	—

Total	26,500,000	19,630,902	—

(1)

Converted as of March 15, 2024 using the daily rate of exchange published by the Bank of Canada of US$1.00 = CDN$1.3533 with the exception of the license payment which is denominated in the Company’s reporting currency.

We intend to use a portion of the capital resources previously identified for EP-104IAR development to continue development of EP-104GI.

Liquidity, Capital Resources and Outlook, Management of Cash Resources

As at March 31, 2024, the Company had cash of $35,907,527 (December 31, 2023 - $19,341,756).

The Company’s business does not currently generate revenue or positive cash flows from operations and is reliant on equity and debt financing to provide the necessary cash to continue its research and development activities and ongoing operations. There can be no assurance that equity financings will be available in the future with terms that are satisfactory to the Company.

The Company’s cash flow forecasts are continually updated to reflect actual cash inflows and outflows so to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian dollar, U.S. dollar, and Australian dollar (“AUD”) exchange rate, the Company estimates its USD and AUD expenses for the year and sets aside appropriate levels of USD and AUD cash. By holding USD and AUD, the Company remains subject to currency fluctuations which effect its loss during any given year.

Further, we continue to monitor additional opportunities to raise equity capital and/or secure additional funding through non-dilutive sources such as government grants and potential license agreements. However, it is possible that our cash and working capital position may not be enough to meet our business objectives in the event of unforeseen circumstances or a change in our strategic direction.

On March 15, 2024, the Company announced it had closed an overnight marketed public offering (the “Offering”) of Common Shares of the Company. Pursuant to the Offering, Eupraxia issued 8,260,435 Common Shares at a price of CDN$4.10 per share for gross proceeds of $25,026,073 (CDN$33,867,784).

As consideration for the services rendered by the Underwriter in connection with the Offering, the Company paid the Underwriters a cash commission of $1,501,564 which is equal to 6% of the gross proceeds raised under the Offering. An additional $309,652 in legal and agents’ expenses were also paid to the Underwriters. The Company incurred an additional $361,466 in share issuance costs associated with the Offering.

These funds are being used to fund our clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, a milestone payment, working capital needs and other general corporate purposes. Assuming we are able to refinance our existing debt facility with Silicon Valley Bank, we anticipate our cash resources will be sufficient to fund the Company through the second quarter of 2025.

Comparison of Cash Flow for the Three Months ended March 31, 2024 and 2023.

	Three months ended March 31, 2024 $	Three months ended March 31, 2023 $
Net cash provided by (used in):
Operating activities	(6,120,457)	(4,567,296)
Investing activities	(6,789)	(8,068)
Financing activities	23,153,773	194,610

Net increase (decrease) in cash	17,026,527	(4,380,754)
Foreign Exchange effect on cash	(460,756)	45,073

Cash used in operating activities for the three months ended March 31, 2024 increased by $1,553,161 compared to the same period in the prior year. The primary driver was the increase in expenditure on the EP-104IAR and EP-104GI clinical trials, increased business development and financing related costs, payment of accounts payable and accrued liabilities, and increased salary costs.

Cash used in investing activities for the three months ended March 31, 2024 decreased by $1,279 compared to the same period in the prior year. The primary driver of the decrease was due to fewer capital asset purchases in 2024.

Cash provided by financing activities for the three months ended March 31, 2024 increased by $22,959,163 compared to the same period in the prior year. The primary driver of the increase was the overnight marketed public offering which occurred during the three months ended March 31, 2024 and the redemption of warrants and options during the same period, offset by the redemption of warrants which occurred during the three months ended March 31, 2023.

Going Concern

These consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At March 31, 2024, the Company had cash of $35,907,527. The Company has not yet generated revenue from operations. The Company incurred a net loss of $6,156,933 during the three months ended March 31, 2024, and as of that date, the Company’s accumulated deficit was $111,544,333. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities. The Company will periodically have to raise funds to continue operations and raised $25,026,073 (CDN$33,867,784) through an overnight marketed public offering of 8,260,435 common shares in March 2024. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets. Recent developments with Silicon Valley Bank (“SVB”) have not impacted the Company’s outlook for cash runway. The Company holds no amounts on deposit with SVB and the convertible debt which matures in June 2024 remains in good standing, is fully drawn and is not callable by SVB. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Long-Term Obligations and Other Contractual Commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as a March 31, 2024 (other than what is disclosed below under Auritec License Agreement) due to the uncertainty over whether these milestones will be achieved. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

Auritec License Agreement

Auritec Pharmaceuticals, Inc. (“Auritec”) is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform, the “Plexis Platform”. Eupraxia, through its subsidiary, Eupraxia Pharmaceuticals USA LLC (“Eupraxia LLC”), is a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia LLC an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents owned or controlled by Auritec and for all the technical information and know-how relating to the technology claimed in such patents or possessed by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for the Excluded Fields (as defined in the Amended and Restated License Agreement)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported the Licensed Products (as defined in the Amended and Restated License Agreement).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia LLC, Eupraxia LLC paid the Upfront Fee (as defined in the Amended and Restated License Agreement) of $5,000,000 by the end of December 31, 2021 with the agreement currently in good standing.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia LLC has agreed to pay Auritec up to USD30 million upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated License Agreement as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.

The following table summarizes the milestone payment schedule. As of March 31, 2024, the only milestone that has been accrued and provided for in the financial statements is $5,000,000 related to the successful completion of the Phase 2b clinical study.

Milestone Event	Milestone Payment
Successful Completion of a Phase 2b Study	5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed $500,000,000	5,000,000

Maximum milestones payable	$30,000,000

Eupraxia LLC has also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia LLC has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia LLC or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of $100 million. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue
Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Either party may terminate the Amended and Restated License Agreement in the event of the other party’s bankruptcy, liquidation, or dissolution. Auritec may also terminate upon a material breach of the Amended and Restated License Agreement by Eupraxia LLC that is not cured within 60 days (15 days in the case of a payment breach). Further, if Eupraxia LLC directly or indirectly challenges any claim in any Auritec patent licensed under the Amended and Restated License Agreement, or assist a third party in doing so, Auritec may immediately terminate the Amended and Restated License Agreement. If Auritec directly or indirectly challenges any Eupraxia patent contemplated in the Amended and Restated License Agreement other than as reasonably required to defend Auritec patents as a basis for such challenge, or assists a third party in doing so, we may immediately terminate the Amended and Restated License Agreement.

Lease Agreement

On October 21, 2019, the Company entered into a lease agreement for its head office located at Suite 201 – 2067 Cadboro Bay Road, Victoria BC. The lease is for a period of 5 years, expiring November 30, 2024. The annual base rent for the lease is $59,327 (CDN$80,388) with anticipated additional annual rent of $61,270 (CDN$83,021) to cover the Company’s share of property taxes and operating costs. Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred. The Company has not yet entered into a new lease agreement and the costs for December 2024 are not included as these costs are not yet known.

Convertible Debt Facility

On June 21, 2021, the Company entered into a debt agreement with SVB (the “Debt Agreement”) and concurrently drew down, in full, the $8,079,502 (CDN$10 million) principal amount under the Debt Agreement.

The Debt Agreement has a term of 36 months or 48 months at SVB’s election. The Debt Agreement accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments in cash. An additional payment in kind will accrue at a rate of 7% per annum, which will be settled at maturity or on conversion.

Subject to the terms and conditions of the Debt Agreement, SVB may elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into Common Shares at a conversion price equal to CDN$5.68 per Common Share. The conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.

The Company will have the right (the “Call Right”) to call the convertible debt by paying to SVB an amount equal to:

i.

125% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised on or before the 18 month anniversary of the date of the Debt Agreement; and

ii.	150% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised after the 18 month anniversary of the date of the Debt Agreement,

in either case together with all accrued and unpaid interest on the principal balance of the convertible debt. If the Call Right is exercised by the Company, SVB will retain certain lookback rights in the event the Company subsequently announces its topline data from its Phase 2 clinical study or the Company enters into an agreement to be acquired in the 12 months following the exercise of the Call Right. The Company has agreed to grant SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 as security for its obligations under the Debt Agreement.

The Company was required, on or prior to June 30, 2022, to raise additional net new capital, as defined in the Debt Agreement, in the aggregate amount of CDN$10 million. This net new capital could originate from, but was not restricted to, a variety of sources as outlined in the Debt Agreement and could include up to CDN$5 million in reduced project expenses. On April 20, 2022, the Company closed an offering for gross proceeds of CDN$14.7 million that satisfied this requirement (the “2022 Offering”). The Company’s Debt Agreement with SVB remains in good standing as at the date of approval of these consolidated financial statements and is fully drawn.

Transactions with Related Parties

There were no transactions with related parties during the three months ended March 31, 2024 and 2023, reportable under U.S. GAAP.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting year, which, by their nature, are uncertain. Actual outcomes could differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future periods if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances that affect the reported amounts of assets, liabilities, income and expenses.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

Share-based payments are measured at fair value, using the Black-Scholes option pricing model, at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the shares, the expected life of the share-based instrument, and an estimated risk-free interest rate; and

ii)

The determination of the amount allocated to the liability and equity components (for those financial instruments that are comprised of both). This requires management to estimate various components and characteristics of present value calculations used in determining the fair value of the instrument, including the market interest rates of non-convertible debentures.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s management made the following critical accounting judgments:

i)	The determination of the functional currency of the Company and its subsidiaries; and

ii)	Assessment of the appropriateness of the going concern assertion and events and conditions that indicate a material uncertainty that may cast substantial doubt thereon.

Upcoming Accounting Standards and Interpretations

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the Company or that there was no material impact or no material impact is expected in the condensed consolidated financial statements as a result of future adoption.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during three months ended March 31, 2024. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents and short-term investments, being its primary exposure to credit risk, is with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2023, the Company had cash of $35,907,527 (2023 - $19,341,756) in addition to total liabilities of $18,529,403 (2023 - $19,373,903). Management is currently working on certain strategic alternatives including, but not limited to raising additional capital and strategic alternatives to its existing contingent convertible debt facility. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Contractual Obligations	Total	Less than 1 year
Convertible Debt (1)	$8,985,068	$8,985,068
Accounts Payable and Accrued Interest (2)	3,971,739	3,971,739
Loans Payable	42,112	42,112
Leases	37,848	37,848

Total Contractual Obligations	$13,036,767	$13,036,767

(1)

Included principal of CDN$$10,000,000 ($7,380,074) and paid in kind interest of CDN$2,174,767.28 ($1,604,994). The counterparty to this instrument has the option to extend the maturity to June 2025 or convert this instrument at a price of CDN$5.68 / share.

(2)	Included amounts owing to vendors as well as accrued interest.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. At March 31, 2024, the Company maintains a convertible debt facility totaling CDN$10,000,000 as well as having an equipment loan of $235,000 of which a principal balance of $42,112 remains as at March 31, 2024.

The convertible debt accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrues at a rate of 7% per annum, which will be settled at maturity or on conversion. The equipment loan accrues interest at a fixed rate of 5.84%.

As at March 31, 2024, management has determined the effect on the future results of operations due to a change in the current Canadian prime rate. An impact of a 1% change in the Canadian prime rate would impact the amount of interest to be paid during the three months ended March 31, 2024 by $22,443.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in U.S. dollars. The Company does not use derivatives to hedge against this risk, however, it has purchased U.S. dollars to cover the majority of the costs of the Company’s Phase 2 clinical trial.

At March 31, 2024, the Company held cash of $115,342 (2023 – $933,816), had accounts payable of $1,134,625 (2023 – $1,292,128), a payable owing to Auritec of $5,000,000 (2023 - $5,000,000) and a loan payable of $42,112 (2023 – $62,709) denominated in US dollars which were translated to Canadian dollars at 1.3550 (2023 – 1. 3226). The impact of a 10% change in the exchange rates would have an impact of approximately $606,139 (2023 – $542,102) on profit or loss. The Company also has cash of $89,752 (2023 - $67,124), accounts payable of $45,565 (2023 - $63,509) and accounts receivable of $159,412 (2023 - $153,748) in Australian dollars. The Australian dollar was translated to Canadian dollars at 0.8827 (2023 – 0.9001). The impact of a 10% increase in the exchange rate would have an impact of approximately $13,263 (2023 - $10,710). The Company also has cash in accounts payable in Great British pounds and Euros. The impact of a 10% change in the exchanges of these currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs.

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	March 31, 2024	December 31, 2023
Cash	$35,907,527	$19,341,756
Amounts receivable	167,243	190,612
Accounts payable and accrued liabilities	3,971,739	3,921,875
Payable to Auritec	5,000,000	5,000,000
Loans payable	42,112	62,709

The following table summarizes information regarding the changes in fair value of liabilities measured at fair value, categorized as Level 3:

Balance - December 31, 2022	$8,741,996
Accrued interest	1,162,773
Interest paid	(591,170)
Change in fair value	836,595
Foreign exchange	185,809

Balance - December 31, 2023	$10,336,003
Accrued interest	320,318
Interest paid	(161,375)
Change in fair value	(770,042)
Foreign exchange	(247,200)

Balance - March 31, 2024	$9,477,704

For the convertible debt, the key inputs that affect the ongoing valuation are the discount price, the share price and the share price volatility.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth under the heading “Risk Factors” in the Shelf Prospectus and the AIF.

Outstanding Share Capital

As of the date of this MD&A, the Company had 35,622,553 Common Shares issued and outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of MD&A
Options (1)	3,477,490
2013 Warrants (2)	380,921
Founders Warrants (3)	315,500
Underlying Founders Warrants (4)	315,500
Class B Shares (5)	562,500
Warrants – Listed EPRX.WT(6)	2,826,024
Warrants – Listed EPRX.WT.A(7)	5,196,550
Compensation Warrants(8)	50,054
Nordic Warrants (9)	39,228
SVB Debt Facility (10)	2,155,877

Total Common Shares Issuable	15,319,644

Notes:

(1)	Represents options outstanding under the Company’s stock option plan, each having an exercise price between CDN$1.90 and CDN$8.00 and expiry dates ranging from March 31, 2025 to September 26, 2033.
(2)

Represents common share purchase warrants to acquire up to 380,921 Common Shares at an exercise price of CDN$0.7572 per share, with each such common share purchase warrant expiring 120 days after the warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(3)

Represents common share purchase warrants to acquire 315,500 units, with each unit consisting of one Common Share and one underlying common share purchase warrant (an “Underlying Founder Warrant”) at an exercise price of CDN$0.4984 per unit, expiring 120 days after the warrant holder ceases to be a director, officer or consultant of the Company.

(4)

Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of CDN$0.75 per share, expiring two years from the date of exercise of the Underlying Founder Warrant.

(5)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma Inc., the Company’s subsidiary, held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026 if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(6)

Each common share purchase warrant is exercisable into one common share of the Company (each, a “Warrant Share”) at an exercise price of CDN$11.20 per Warrant Share at any time prior to 5:00 p.m. (Eastern time) on the date that is five years following the closing of the Company’s initial public offering in Canada, subject to adjustment in certain events. The common share purchase warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CDN$22.40 for five consecutive trading days. Of the 2,826,274 warrants issued, 250 warrants have been exercised as of the date hereof.

(7)

Each common share purchase warrant entitles the holder thereof to acquire one Common Share at an exercise price of CDN$3.00 per Common Share for a period of 48 months following the closing date of the 2022 Offering, being April 20, 2022. Of the 7,331,550 warrants issued, 2,135,000 warrants have been exercised as of the date hereof.

(8)

500,538 common share purchase warrants were issued to the agents of the 2022 Offering and represents 7% of the units issued in the 2022 Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the price of CDN$2.05 for a period of 48 months following completion of the 2022 Offering, being April 20, 2022. Of the 500,538 Compensation Warrants issued, 450,484 Compensation Warrants have been exercised as of the date hereof.

(9)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of CDN$11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than CDN$22.40 for five consecutive trading days.

(10)

SVB may elect to convert the principal amount of the convertible debt into Common Shares at a conversion price equal to CDN$5.68 per Common Share. SVB may also elect to convert accrued and unpaid interest, the conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable at the time of conversion.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner.

In addition, the CEO and CFO have designed or caused to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The control framework used to design the Company’s ICFR uses the framework and criteria established in the Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our ICFR are designed to be effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the three months ended March 31, 2024 that have materially affected or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation and concluded that as at March 31, 2024, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information regarding required disclosures was made known to them on a timely basis. The Company’s CEO and CFO will certify Eupraxia’s annual filings with the Canadian securities regulatory authorities.

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca. and EDGAR at www.sec.gov/edgar.